UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**August 2, 2011**
(DATE OF EARLIEST EVENT REPORTED)	**August 1, 2011**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On August 1, 2011, the Registrant issued a press release providing information on its results of operations for the second quarter 2011. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.
**   (d)   Exhibits:**

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release issued August 1, 2011, providing information on results of operations for the second quarter 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
        its general partner

By: BOARDWALK GP, LLC,
        its general partner

By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Senior Vice President, Chief Financial Officer and Treasurer

Dated: August 2, 2011

Exhibit 99.1



News Release

BOARDWALK ANNOUNCES SECOND QUARTER 2011 RESULTS

HOUSTON, August 1, 2011 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today its results for the second quarter ended June 30, 2011, which included the following items:

−   Operating revenues of $262.0 million for the quarter and $573.0 million for the six months ended June 30, 2011, a 2% and 3% increase from $256.7 million and $557.2 million in the comparable 2010 period;

−   Net income of $15.2 million for the quarter, including a $28.5 million non-cash impairment charge, and $98.2 million for the six months ended June 30, 2011, a 72% and 32% decrease from $54.4 million and $144.7 million in the comparable 2010 period;

−   Earnings before interest, taxes, depreciation and amortization (EBITDA) of $111.4 million for the quarter, including a $28.5 million non-cash impairment charge, and $298.6 million for the six months ended June 30, 2011, a 24% and 9% decrease from $145.7 million and $326.6 million in the comparable 2010 period; and

−   Distributable cash flow of $88.4 million for the quarter and $200.9 million for the six months ended June 30, 2011, a 21% and 18% decrease from $112.0 million and $246.2 million in the comparable 2010 period.

Operating results for the second quarter 2011 were primarily driven by:

•   Higher gas transportation revenues from increased capacities from the completion of several compression projects in 2010 and operating our Fayetteville Lateral at its design capacity;

•   Lower parking and lending and storage revenues due to unfavorable market conditions;

•   Higher operating costs and expenses primarily due to a non-cash impairment charge of $28.5 million associated with the Partnership's materials and supplies and increased operation and maintenance expenses primarily related to integrity management and reliability spending; and

•   Higher other deductions as a result of increased interest expense from higher average interest rates on long-term debt and lower capitalized interest.

Operating results on a year-to-date basis were impacted by the revenue and expense factors mentioned above, as well as first quarter items, which included a $5.0 million charge related to a fire at a compressor station near Carthage, Texas, and a $7.4 million loss on the early extinguishment of debt.

Capital Program

Growth capital expenditures were $32.0 million and maintenance capital expenditures were $41.7 million for the six months ended June 30, 2011.

Conference Call

The Partnership has scheduled a conference call for August 1, 2011, at 9:00 a.m. Eastern time to review the second quarter results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (800) 510-9691 for callers in the U.S. or (617) 614-3453 for callers outside the U.S. The PIN number to access the call is 87283936.

Exhibit 99.1
Replay

An online replay will also be available on the Boardwalk website immediately following the call.

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements to assess the Partnership's ability to make cash distributions to its unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2011	2010	**2011**	2010
Net Income	$ 15.2	$ 54.4	$ 98.2	$ 144.7
Income taxes	-	0.1	0.2	0.2
Depreciation and amortization	56.7	53.7	113.1	107.1
Interest expense	39.6	37.7	79.9	74.9
Interest income	(0.1)	(0.2)	(0.2)	(0.3)
Loss on debt extinguishment	-	-	7.4	-
EBITDA	$ 111.4	$ 145.7	$298.6	$ 326.6
Less:				
Cash paid for interest, net of capitalized interest (1)	25.1	28.6	84.2	73.3
Maintenance capital expenditures (2)	26.3	7.3	41.7	9.5
Other (3)	0.1	-	0.3	0.1
Add:				
Asset impairment	28.5	2.2	28.5	2.5
Distributable Cash Flow	$ 88.4	$ 112.0	$200.9	$ 246.2

(1) The six months ended June 30, 2011 includes $11.8 million of cash paid for interest related to the early extinguishment of debt.

(2) The three and six months ended June 30, 2011 includes $12.4 million of maintenance capital expenditures related to the Carthage compressor station fire incident.

(3) Includes non-cash items such as the equity component of allowance for funds used during construction.

About Boardwalk

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 167 Bcf.

Exhibit 99.1


BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)


	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2011	2010	**2011**	2010
Operating Revenues:				
Gas transportation	$ **244.3**	$ 227.9	$ **534.8**	$ 499.8
Parking and lending	**3.1**	8.9	**6.3**	18.3
Gas storage	**11.7**	13.3	**25.5**	28.4
Other	**2.9**	6.6	**6.4**	10.7
Total operating revenues	**262.0**	256.7	**573.0**	557.2
Operating Costs and Expenses:				
Fuel and gas transportation	**28.2**	24.2	**52.0**	54.1
Operation and maintenance	**42.1**	34.0	**77.2**	63.4
Administrative and general	**33.7**	29.9	**70.8**	65.6
Depreciation and amortization	**56.7**	53.7	**113.1**	107.1
Asset impairment	**28.5**	2.2	**28.5**	2.5
Net (gain)/loss on disposal of operating assets	**(3.0)**	-	**1.4**	1.1
Taxes other than income taxes	**21.2**	20.7	**44.9**	44.0
Total operating costs and expenses	**207.4**	164.7	**387.9**	337.8
Operating income	**54.6**	92.0	**185.1**	219.4
Other Deductions (Income):				
Interest expense	**37.6**	35.7	**75.9**	70.9
Interest expense – affiliates	**2.0**	2.0	**4.0**	4.0
Loss on debt extinguishment	**-**	-	**7.4**	-
Interest income	**(0.1)**	(0.2)	**(0.2)**	(0.3)
Miscellaneous other income, net	**(0.1)**	-	**(0.4)**	(0.1)
Total other deductions	**39.4**	37.5	**86.7**	74.5
Income before income taxes	**15.2**	54.5	**98.4**	144.9
Income taxes	**-**	0.1	**0.2**	0.2
Net Income	$ **15.2**	$ 54.4	$ **98.2**	$ 144.7
Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$ **0.07**	$ 0.28	$ **0.49**	$ 0.74
Class B units	$ **(0.16)**	$ 0.07	$ **0.04**	$ 0.32
Cash distribution declared and paid to common units	$ **0.5225**	$ 0.505	$ **1.0425**	$ 1.005
Cash distribution declared and paid to class B units	$ **0.30**	$ 0.30	$ **0.60**	$ 0.60
Weighted-average number of units outstanding:				
Common units	**172.0**	169.7	**170.9**	169.7
Class B units	**22.9**	22.9	**22.9**	22.9

Exhibit 99.1

BOARDWALK PIPELINE PARTNERS, LP

NET INCOME PER UNIT RECONCILIATION
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended June 30, 2011, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$	15.2					
Declared distribution		106.9	$	92.2	$ 6.9	$	7.8
Assumed allocation of undistributed net loss		(91.7)		(79.4)	(10.5)		(1.8)
Assumed allocation of net income	$	15.2	$	12.8	$ (3.6)	$	6.0
Weighted average units outstanding				172.0	22.9		
Net income per unit			$	0.07	$ (0.16)		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended June 30, 2010, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$	54.4					
Declared distribution		100.1	$	86.5	$ 6.9	$	6.7
Assumed allocation of undistributed net loss		(45.7)		(39.4)	(5.4)		(0.9)
Assumed allocation of net income	$	54.4	$	47.1	$ 1.5	$	5.8
Weighted average units outstanding				169.7	22.9		
Net income per unit			$	0.28	$ 0.07		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the six months ended June 30, 2011, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$	98.2					
Declared distribution		209.8	$	180.8	$ 13.8	$	15.2
Assumed allocation of undistributed net loss		(111.6)		(96.5)	(12.9)		(2.2)
Assumed allocation of net income	$	98.2	$	84.3	$ 0.9	$	13.0
Weighted average units outstanding				170.9	22.9		
Net income per unit			$	0.49	$ 0.04		

Exhibit 99.1

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the six months ended June 30, 2010, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$ 144.7						
Declared distribution	199.1	$	172.2	$	13.8	$	13.1
Assumed allocation of undistributed net loss	(54.4)		(46.9)		(6.4)		(1.1)
Assumed allocation of net income	$ 144.7	$	125.3	$	7.4	$	12.0
Weighted average units outstanding			169.7		22.9		
Net income per unit		$	0.74	$	0.32		

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
Allison McLean, 866-913-2122
Director of Investor Relations

Or

Jamie Buskill, 713-479-8082
Senior VP, Chief Financial Officer and Treasurer